WESTERN INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Western International Securities, Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue, Suite 700
(No. and Street)

Pasadena	**CA**	**91101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Bizub **(626)710-3115**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Citrin Cooperman
(Name - if individual, state last, first, middle name)

529 Fifth Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Donald M. Bizub _____ , swear (or affirm) that, to the best of

my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

_____ Western International Securities, Inc. _____ , as

of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm)

that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Subscribed and sworn

to before me

this 17ᵗʰ day of March, 2021

_____
President
Title

See attatched

_____
Notary Public

This report* contains (check all applicable boxes):

V	(a)	Facing page.
V	(b)	Statement of Financial Condition.
V	(c)	Statement of Income (Loss).
V	(d)	Statement of Cash Flows
V	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
V	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
V	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
V	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
V	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
V	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles { ss. }

Subscribed and sworn to (or affirmed) before me, the undersigned Notary Public, on this 17th day of March, 2021, by DONALD M. BIZUB, Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

MARY L. PALMER
COMM. # 2303336
NOTARY PUBLIC
CALIFORNIA
LOS ANGELES COUNTY
MY COMMISSION EXPIRES AUG. 29, 2023

{Notary's seal}

REGARDING AND ATTACHED TO: WIS annual audited report form X-17A-5 part III long form,

WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Western International Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Western International Securities, Inc.'s management. Our responsibility is to express an opinion on Western International Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Western International Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Western International Securities, Inc.'s financial statements. The supplemental information is the responsibility of Western International Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Western International Securities, Inc.'s auditor since 2020.
New York, New York
March 31, 2021

2

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$ 7,902,105
Commissions receivable	1,730,338
Due from registered representatives, net	572,900
Deposits at clearing brokers	800,463
Due from clearing brokers	1,792,155
Securities owned, at fair value	137,374
Property and equipment, net	1,993,781
Operating lease assets	3,771,213
Customer list, net	178,539
Deposits and other assets	809,621
Taxes receivable	223,042
Deferred tax assets	628,200
Total Assets	**$ 20,539,731**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 3,067,370
Operating lease liabilities	4,746,032
Deferred affiliation fee	290,841
Accounts payable and accrued expenses	2,048,893
Deferred revenue	1,178,358
Total liabilities	11,331,494

Commitments and contingencies (see Note 8)

Stockholder's equity

Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	1,392,567
Retained earnings	7,815,640
Total stockholder's equity	9,208,237
Total Liabilities and Stockholder's Equity	**$ 20,539,731**

See accompanying notes to financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2020

Revenues	
Commission equity transactions	$ 24,548,596
Commission mutual fund poducts	9,411,193
Commission insurance products	5,392,285
Commission other	9,407,345
Money management revenue	29,852,405
Tranaction fees	6,186,182
Advisory fees	759,150
Proprietary trading revenue	75,433
Independent representative fee	1,762,365
Other revenue	4,271,199
	91,666,153
Expenses	
Commissions and royalties	69,377,775
Employee compensation and benefits	10,397,875
Operating and other	1,094,362
Floor brokerage, exchange, and clearance fees	1,734,590
Occupancy	1,800,583
Consulting and professional fees	1,056,652
Communications and data processing	1,181,431
	86,643,268
Income before provision for income taxes	5,022,885
Provision for income taxes	1,491,393
Net income	$ 3,531,492

See accompanying notes to financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2020

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, beginning of year	3,000	$ 30	$ 1,392,567	$ 6,625,065	$ 8,017,662
Dividends				(2,340,917)	(2,340,917)
Net income				3,531,492	3,531,492
Balances, end of year	3,000	$ 30	$ 1,392,567	$ 7,815,640	$ 9,208,237

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

See accompanying notes to financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	3,531,492
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		672,144
Provision for credit losses		(154,220)
Non-cash lease expense		(44,012)
Changes in operating assets and liabilities:		
Commissions receivable		(15,544)
Due from registered representatives		216,506
Deposits at clearing brokers		(41)
Due from clearing brokers		(144,163)
Other receivables		25,637
Net purchases and sales of securities owned and securities sold short, not yet purchased		1,096,049
Deposits and other assets		(104,351)
Deferred tax assets		1,078,100
Commissions payable		196,589
Accounts payable and accrued expenses		(2,102,108)
Deferred affiliate fee		(16,017)
Income taxes receivable/payable		(223,042)
Deferred revenue		(600,410)
Net cash provided by operating activities		3,412,609
Cash used in investing activities		
Purchases of property and equipment		(209,846)
Net cash used in investing activities		(209,846)
Cash used in financing activities		
Dividends		(2,340,917)
Net cash used in financing activities		(2,340,917)
Net increase in cash and cash equivalents		861,846
Cash and cash equivalents, beginning of year		7,040,259
Cash and cash equivalents, end of year	$	7,902,105
Cash paid during the year for interest	$	326
Cash paid during the year for income taxes	$	875,000

See accompanying notes to financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the "Company") was incorporated in the state of Colorado in 1995 as a wholly owned subsidiary of Concept Brokerage Holding Corporation (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company executes and clears its securities transactions on a fully disclosed basis with clearing brokers.

All shares of the Parent were acquired by Atria Wealth Solutions, Inc. ("AWSI") on April 30, 2020.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. "GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased as well as money market mutual funds to be cash equivalents.

Fair Value Measurements

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

WESTERN INTERNATIONAL SECURITIES, INC.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>Common Stock</u>
The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

WESTERN INTERNATIONAL SECURITIES, INC.

1. Nature of operations and summary of significant accounting policies (continued)

Bonds
The fair value of corporate and municipal bonds is estimated using recently executed transactions, market price quotations, and pricing models that factor in, where applicable, observable inputs such as interest rates, yields, and spreads. If observable inputs for a specific bond are not available, pricing models used to consider inputs from similar bonds that have comparable interest rates, maturity, yields, credit risk, etc. are factored into the model. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Revenue Recognition
Revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer in accordance to ASC 606.

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction price s where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Money Management Revenue
The Company earns fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. Money management fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Advisory Fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of December 31, 2019 and 2020, the balance of the contract assets was $326,000 and $20,000, respectively. As of December 31, 2019 and 2020, the balance of the deferred revenue was $365,000 and $25,000, respectively.

Transaction fees
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date.

WESTERN INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies (continued)

Commissions equity transactions, insurance products, and other
Commission revenue represents revenue from introducing trades and is recognized on a trade date basis as services are provided.

Commissions mutual fund products
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Many funds pay a commission upon settlement of a purchase of the fund shares. Certain fees may be paid over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the shares held by the Company's customers. The fund may also pay, upon investor exit from the fund, a contingent deferred sales charge. Revenue is recognized as services are provided.

Independent representative fees
Independent representative fees include charges to the Company's independent representatives for services rendered as part of their affiliation with the Company.

An annual affiliation fee is charged to independent representatives in October for the following year. Affiliation fee revenue is recorded as deferred revenue at year end and amortized monthly the next year. At December 31, 2019 and 2020, the affiliation deferred revenue was $306,858 and $290,841, respectively.

Other revenue
Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Commissions Receivable and Payable
Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from clearing brokers or direct sponsors. The determination of the amount of credit losses is based on the estimated credit worthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020.

Commissions payable represents commissions earned by the Company's advisors but not yet paid by the Company.

Due from Registered Representatives, net
Due from registered representatives represents receivables from representatives for advances of commissions or outstanding loan balances. The determination of the amount of credit losses on the Due from Registered Representatives, net balance is consistent with that described above for Commissions Receivable and Payable. As of December 31, 2020, the allowance for doubtful accounts was $98,293.

WESTERN INTERNATIONAL SECURITIES, INC.

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1. Nature of operations and summary of significant accounting policies (continued)

<u>Property and Equipment</u>
Property and equipment, consisting of computer equipment, furniture and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Betterments to property and equipment are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Method
Furniture	5 years	Straight-line
Computer equipment	5 years	Straight-line
Leasehold improvements	Remaining lease term	Straight-line
Computer software	3 years	Straight-line

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2020, management has determined that the Company's assets are not impaired.

<u>Income Taxes</u>
The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return as a C- corporation. Income taxes are accounted for in accordance with U.S. GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

WESTERN INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies (continued)

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that all appropriate tax benefits have been recognized at December 31, 2020. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns with U.S. federal and state jurisdictions. These returns remain subject to examinations from 2017 through the current year. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Right of use assets and lease liabilities

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

WESTERN INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces its securities transactions to National Financial Services, LLC, Pershing LLC and Wedbush Securities Inc., its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"), with coverage of $500,000. The Company has not experienced any losses in such accounts.

3. Due from clearing brokers

Due from clearing brokers represents receivables due from the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold short.

WESTERN INTERNATIONAL SECURITIES, INC.

4. Fair value measurements

The Company's assets and liabilities, recorded at fair value, have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's significant accounting policies.

Realized and unrealized gains and losses are included in proprietary trading revenue in the statement of income.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Jnobservabk Inputs (Level 3)	Balance as of December 31, 2020
Assets				
Securities owned, at fair value				
State and municipal bond				
Louisiana	$ -	$ 20,870	$ -	$ 20,870
Florida	-	16,640	-	16,640
Illnois	-	11,279	-	11,279
Corporate bonds	-	2,144	-	2,144
Common stock and exchange traded funds	86,441	-	-	86,441
Total securities owned, at fair	$ 86,441	$ 50,933	$ -	$ 137,374
Cash equivalents	$ 41	$ -	$ -	$ 41
Total Assets	$ 86,482	$ 50,933	$ -	$ 137,415

WESTERN INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

5. Property and equipment

Property and equipment consist of the following as of December 31, 2020:

Computer equipment	$318,403
Furniture	445,832
Computer software	65,202
Leasehold improvements	2,254,531
	3,083,968
Less accumulated depreciation	(1,090,187)
Property and equipment, net	$ 1,993,781

Total depreciation expense for the year ended December 31, 2020 was $441,153.

6. Borrowings on margin

The Company utilizes margin for trading in its largest proprietary account. As of December 31, 2020, the margin balance was $0. Refer to Note 2 regarding risks associated with borrowings.

7. Deferred revenue

Deferred business development credits are included in deferred revenue and represent a business development credit from one of the Company's clearing brokers. The credit is being recognized pro rata and recorded as other income over the term of the clearing agreement which expires in 2025. The credit recognized during the year ended December 31, 2020 was $310,000. At December 31, 2019 and 2020, the deferred credit amounted to $1,334,167 and $1,124,167, respectively.

8. Commitments and contingencies

Commitments
The Company applies the provisions of ASC 842, Leases. The Company has operating leases for corporate offices with remaining lease terms of 2 years to 5 years. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

WESTERN INTERNATIONAL SECURITIES, INC.

8. Commitments and contingencies (continued)

During the year ended December 31, 2020, the Company reduced operating lease liabilities by $770,479; cash paid as operating cash flows from operating leases was $920,195; the weighted average remaining lease term for operating leases was 4.6 years; and the weighted average discount rate was 3.26%.

Maturities of operating lease liabilities as of December 31, 2020 were as follows:

Year Ending December 31,	Lease		Less Discount Amount		Total Lease Liability
2021	$	1,087,037	$	(139,935)	$ 947,102
2022		1,067,307		(109,337)	957,970
2023		1,098,417		(77,321)	1,021,095
2024		1,133,148		(43,144)	1,090,004
2025		738,643		(8,782)	729,861
	$	5,124,552	$	(378,520)	$ 4,746,032

Under the terms of the agreements with the clearing firms, the Company is required to maintain minimum levels of regulatory net capital (see Note 11) and under certain conditions require payments for early termination. The most restrictive net capital requirement requires the Company to maintain a minimum level of net capital of $1,500,000. Early termination payment could materially affect the financial condition, results of operations and cash flows of the Company. In the opinion of management, the probability of early termination is remote. The clearing firm reserves the right to request the financials of the Parent.

Contingencies
The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. As of December 31, 2020, the Company has included in accrued liabilities, reserves for estimated obligations associated with these proceedings. In the opinion of management, the amount of any ultimate liability with respect to these matters will not materially affect the Company's financial condition, results of operations, or its cash flows.

9. Income taxes

The components of provision for income taxes for the year ended December 31, 2020 are as follows:

Current provision	
Federal	$ 255,090
State	158,203
	413,293
Deferred	
Federal	764,700
State	313,400
	1,078,100
Provision for income taxes	$1,491,393

WESTERN INTERNATIONAL SECURITIES, INC.

9. Income taxes (continued)

The following tabulation reconciles the federal and state statutory tax rate to the Company's effective rate:

Federal statutory rate	$961,561
State statutory rate	351,602
Meals and entertainment	412
Margin interest	56
Tax Exempt interest	(5,042)
Other	182,804
Provision for income taxes	$1,491,393

The tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:	
Deferred revenue	$330,000
Intangible	143,600
Allowance for doubtful accounts	27,500
State income deduction	99,000
Contingent liability	32,300
Total deferred tax assets	632,400
Deferred tax liabilities:	
Depreciation	(169,300)
Total deferred tax liabilities	(169,300)
Net deferred tax assets	$463,100

The net deferred tax asset is $463,100 of which $372,000 relates to Federal taxes and $91,100 relates to State taxes. In assessing the realizable portion of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

WESTERN INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

10. Defined contribution plan

The Company participates in a 401(k) defined contribution plan (the "Plan"). All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the Plan. During the year ended December 31, 2020, the Company made matching contributions of $194,575 to the Plan.

11. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2020, the Company's net capital was $4,676,603, which was $4,249,195 in excess of its minimum requirement of $427,408.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

12. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2020 or during the year then ended.

13. Acquisition of Northeast Securities, LLC brokers and customer lists, net

The Company acquired Financial West Investment Group in August 2017 and Northeast Securities in November 2018.

At December 31, 2020, customer list were as follows:

	Gross Amount	Accumulated Amortization	Net Carrying Value
Financial West Investment Group	783,777	669,489	114,288
Northeast Securities, LLC	140,197	75,946	64,251
	923,974	745,435	178,539

WESTERN INTERNATIONAL SECURITIES, INC.

14. Risks Covid 19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

15. New accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires recognition of credit losses based on expected factors, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from due from registered representatives, broker dealers and clearing brokers), the Company has concluded that there are immaterial expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

16. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses of the Company that are paid by the Parent. For the year ended December 31, 2020, the amount the Company paid for services provided under this agreement was $282,975 which is included in other expenses in the statement of income. At December 31, 2020, the Company owes the Parent $216,215 which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

17. Subsequent events

The Company has evaluated all subsequent event activity through March 31, 2021, which is the date the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

WESTERN INTERNATIONAL SECURITIES, INC.

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

Total stockholder's equity	$	9,208,237
Less nonallowable assets		
Due from registered representatives, net		572,900
Property and equipment, net		1,993,781
Customer List, net		178,539
Deposits and other assets		909,937
Deferred tax assets		628,200
Taxes receivable		223,042
Non marketable securities owned, at fair value		2,143
		4,508,542
Less other deductions		
Unsecured debits		5,764
Net capital before haircuts		4,693,931
Haircuts		
Security positions		17,328
		17,328
Net capital	$	4,676,603
Computation of minimum net capital required		
Aggregate indebtedness	$	6,411,113
(6.67% of aggregate indebtedness, or $100,000, whichever is greater)	$	427,408
Excess net capital	$	4,249,195
Percentage of aggregate indebtedness to net capital	%	137.09

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5.

There are no material differences between the computation of Net Capital as computed above and the amended report file by the Company in Part IIA of Form X-17a-5 as of December 31, 2020

See accompanying report of independent registered public accounting firm

WESTERN INTERNATIONAL SECURITIES, INC.

SUPPLEMENTAL INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

The Company claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) transaction fees; (4) independent representative fees; and (5) other revenues, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm

WESTERN INTERNATIONAL SECURITIES, INC.

SUPPLEMENTAL INFORMATION
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

The Company claims an exemption under paragraph (k)(2)(ii) under Rule 15c3-3 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) transaction fees; (4) independent representative fees; and (5) other revenues, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Western International Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Western International Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Western International Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Western International Securities, Inc. stated that Western International Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception, and (3) Western International Securities, Inc. is filing its exemption report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Western International Securities, Inc. has represented that it limits its business activities to that of money management, advisory fees, transaction fees, independent representative fees, and other revenues and (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Western International Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western International Securities, Inc.'s compliance with the exemption provisions and Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth in Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Citrin Cooperman & Company, LLP

New York, New York
March 31, 2021



70 S. Lake Avenue   888 793 7717
Suite 700   wisdirect.com
Pasadena, CA 91101

Western International Securities, Inc.

Exemption Report pursuant to SEC Rule 17a-5(d)

We, as members of management of Western International Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

1. The Company claims exemption from Rule 15c3-3 underparagraph (k)(2)(ii).

2. The Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) money management; (2) advisory fees; (3) transaction fees; (4) independent representative fees; and (5) other revenues, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Donald Bizub
President